EXHIBIT 4.50
CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

[*****] indicates the redacted confidential portions of this exhibit.

LICENSE AND COMMERCIAL SUPPLY AGREEMENT

THIS LICENSE AND COMMERCIAL SUPPLY AGREEMENT (“Agreement”) is made and entered into as of August 15, 2019 (“Effective Date”) by and among Tris Pharma, Inc, with offices at 2033 US Rt 130, Monmouth Jn, NJ 08852 (“Tris”) and Intellipharmaceutics Corp, with offices at 30 Worcester Road, Toronto, ON M9W 5X2, Canada (“IPC”), with respect to the manufacture, supply, sales, licensing and distribution of the generic pharmaceutical Product set forth below. Tris and IPC are sometimes hereafter referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Tris and its subsidiaries are engaged in the sale, marketing and distribution of generic pharmaceutical products; and

WHEREAS, IPC is engaged in the development, manufacturing and supply of pharmaceutical products; and

WHEREAS, IPC desires to manufacture and supply Tris the Product for sale in the Territory (as defined below);

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants and obligations set forth herein, Tris and IPC hereby agree to be legally bound as follows:

ARTICLE 1 – DEFINITIONS

1.1 “Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and regulations promulgated thereunder.

1.2 “AG Product” means any product, other than the Innovator Product, promoted, distributed, marketed, offered for sale and/or sold as a branded or non-branded generic product under or pursuant to the Innovator Pharmaceutical Company’s approved New Drug Application filed with the FDA pursuant to and under 21 U.S.C. Section 355(b) of the Act, for the Innovator Product.

1.3 “API” means the bulk active pharmaceutical ingredient for the Product.

1.4 “Adulterated Product” means product which is adulterated or misbranded within the meaning of the Act or an article which may not be introduced into interstate commerce in the United States under the provisions of Sections 404 or 505 of the Act.

1.5 “Affiliate” means any Person who owns, is owned by or is under common ownership with another Person. For the purposes of this definition, the term “owns” (including, with correlative meanings, the terms “owned by” and “under common ownership with”) as used with respect to any Party, shall mean the possession (directly or indirectly) of more than 50% of the outstanding voting securities or other equity or voting interest of a Person.

1.6 “ANDA” means an Abbreviated New Drug Application pursuant to the Act and all Applicable Laws.

1.7 “Anticipated Inability to Deliver” has the meaning set forth in Section 3.11.

1.8 “Applicable Laws” means all laws, rules and regulations that are applicable to the manufacture, import, use, offer to sell, sale or distribution of the Product in the Territory or the performance of either Party’s obligations under this Agreement, including (but not limited to) the Act and the PDMA.

1.9 “cGMP” means current Good Manufacturing Practices promulgated by the FDA as the same may be amended from time to time, and their equivalent promulgated by the governing health authority of any other country in which the Product is manufactured by IPC under this Agreement.

1.10 “Commercially Reasonable Efforts” means a Party’s reasonable efforts and diligence in manufacturing, supplying and commercializing the Product in accordance with its business, legal, medical and scientific judgment, such reasonable efforts and diligence to be in accordance with the efforts and resources the Party would use for a product owned by it or to which it has rights, which is of similar market potential at a similar stage in its product life, taking into account the competitiveness of the marketplace, the proprietary position of the compound, the regulatory structure involved, the profitability of the applicable Product, and other relevant factors.

1.11  “Competing Product” has the meaning set forth in Section 2.2.

1.12  “Confidential Information” has the meaning set forth in Section 12.1 hereof.

1.13 “Control” means, with respect to Intellectual Property Rights, the possession of the ability by ownership, license or otherwise (other than by operation of the license and other rights pursuant to this Agreement) to freely assign or grant a license or sublicense or disclose as provided for herein under such Intellectual Property Rights without violating the terms of any agreement or other arrangement, express or implied, with any Third Party.

1.14 “Cover” has the meaning set forth in Section 3.11.

1.15 “Excess Order” has the meaning set forth in Section 3.3.

1.16  “Expiry Dating”. The date as on each Certificate of Analysis and Label, until which the Product is good for sale, dispensing and use, determined based on the stability data as per cGMP guidelines.

1.17 “FDA” means the United States Food and Drug Administration, and any successor agency thereto.

1.18 “Freight Charges” has the meaning set forth in Section 3.4

1.19 “GDUFA Fees” shall mean the fees imposed under the Generic Drug Users Fee Act and the Generic Drug User Fee Amendments of 2012, as amended to date or as further amended.

1.20 “Generic Equivalent” means a generic pharmaceutical product that is therapeutically equivalent to the Innovator Product, where “therapeutically equivalent” means: an AB rating is assigned to such product’s entry in the list of drug products with effective approvals published in the then-current edition of FDA’s publication “Approved Drug Products with Therapeutic Equivalence Evaluations” and any current supplement to the publication (also known as the “Orange Book”) referred to in 21 C.F.R. 314.3 and such product is covered by an ANDA.

1.21 “Indemnified Party” has the meaning set forth in Section10.4 hereof.

1.22 “Indemnifying Party” has the meaning set forth in Section 10.4 hereof.

1.23 “Innovator Pharmaceutical Company” means the holder of any approved NDA or ANDA for such Innovator Product, including, its successors and assigns.

1.24 “Innovator Product” means Seroquel XR having Quetiapine Fumarate as its active ingredient, or if Seroquel XR is no longer the product which serves as the reference listed drug then the product which serves as the reference listed drug for the Product.

1.25 “Intellectual Property Rights” means Know-How, registered trademarks, trademark applications, unregistered trademarks, trade dress, copyrights, and Patent Rights.

1.26 “Invoice” means a statement of the amount in US dollars due for a list of the Product supplied or services provided that is presented for payment.

1.27 “Know-How” means any information related to the product formulation and all technology and all technical and clinical information, data and know-how related to the development, formulation, manufacture or use of a product, including (but not limited to), trade secrets, designs, research and development, methods, techniques, derivations, processes, formulations, dosage forms, concepts, ideas, preclinical, clinical, biological, chemical, pharmacological, toxicological, pharmaceutical or other data, validation information, stability history, testing methods and results, experimental methods and results, product specifications, assays, in vitro data, in vivo data, material and product information, test methods for raw materials, components, work-in-process and finished product, stability, descriptions, specifications, scientific plans, depictions, discoveries, new technologies, product ideas, modifications, improvements and extensions, equipment, medical support information (including data bases), and any other written, printed, electronically stored or humanly perceivable information and materials, including combinations or applications thereof, data summaries and compilations of data, whether or not patentable, relating to the development, manufacture, importation or use of a product.

1.28 “Label,” “Labeled” or “Labeling” means all labels and other written, electronic, printed or graphic matter upon (i) a Product or any container or wrapper utilized with the Product, or (ii) any written material accompanying a Product, including, without limitation, package inserts.

1.29 “Market Share” means the number of tablets of Product (aggregating all strengths) sold by Tris, its Affiliates, its distributors, wholesalers and sublicensees divided by the total number of tablets of Generic Equivalents of Innovator Product (other than AG Product or the Innovator Product) in 50/150/200/300/400 mg strengths sold by Tris and others in the Territory.

1.30 “Materials” has the meaning set forth in Section 4.5.

1.31 “Minimum Period” has the meaning set forth in Section 3.7.

1.32 “NDA” means a New Drug Application filed with the FDA pursuant to and under 21 U.S.C. Section 355(b) of the Act.

1.33 “Net Profits” has the meaning set forth in Section 4.7.

1.34 “Net Sales” has the meaning set forth in Section 4.4.

1.35 “Packaging” or “Package” means all primary containers, including bottles, blisters, cartons, shipping cases or any other like matter used in packaging or accompanying a Product.

1.36 “Patent Rights” means patents issued by and patent applications filed with the U.S. Patent and Trademark Office, the Canadian Intellectual Property Office, or other similar governmental intellectual property administration agencies, and all divisionals, continuations, continuations in part, reissues, extensions, supplementary protection certificates and foreign counterparts thereof.

1.37 “PDMA” means the Prescription Drug Marketing Act, as amended, and rules and regulations promulgated thereunder, as in effect from time to time.

1.38 “Person” means an individual, a corporation, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, an association, a trust or any other entity or organization, including a governmental entity.

1.39  “Production Facility” means the facility of IPC located at Toronto, Canada and all the equipment therein, including without limitation, all equipment used in the manufacture, processing, production, packaging, handling, storage, holding, labeling, testing, analyzing, sampling, shipping and release of the Product therein.

1.40 “Product(s)” means the Quetiapine ER tablets approved by the FDA under the Product ANDA, which is the therapeutic equivalent of the Innovator Product, in all strengths thereof, as set forth in Exhibit A hereto as manufactured in accordance with the IPC ANDAs.

1.41 “Product ANDA” means ANDA #A202939, as the same may be supplemented or amended from time to time.

1.42 “Product Warranties” has the meaning set forth in Section 5.1.

1.43 “Profit Share Statement” has the meaning set forth in Section 3.9.

1.44 “Purchase Order” has the meaning set forth in Section 3.3 hereof.

1.45 “Regulatory Approval” means the license or marketing approval by the FDA that is necessary as a prerequisite for marketing the Product in the Territory.

1.46 “Rejection Notice” has the meaning set forth in Section 5.2(a).

1.47 “Selling Price” has the meaning set forth in Section 4.3.

1.48 “Selling & Distribution Costs” has the meaning set forth in Section 4.6.

1.49 “Specifications” means the specifications for each Product as included in the ANDA for the Product.

1.50 “Standard Operating Procedures” means process, steps and procedures as documented for each activity including but not restricted to sourcing, manufacturing, packaging, testing, labeling, storage, supply, handling of the Product at all stages through the value chain.

1.51 “Statement of Work” means a description, agreed upon by both Parties, of auditor responsibilities and work-product delivery deadlines, as well as a reasonable description of the types of documents or data which may be reviewed and personnel who may be interviewed, in undertaking an audit pursuant to this Agreement.

1.52 “Territory” means the United States of America, its territories, possessions and military bases, and the Commonwealth of Puerto Rico.

1.53 “Third Party” means a Person other than Tris, IPC and their respective Affiliates.

1.54 “Transfer Price” means the prices Tris shall pay IPC for the Product(s) as set forth in Section 4.5 and Exhibit B hereto.

1.55 “Valid” means, with respect to Patent Rights in a particular country, such Patent Rights have not (A) expired or been cancelled, (B) been declared invalid or unenforceable by a decision of a court or other appropriate body of competent jurisdiction, from which no appeal is or can be taken, (C) been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or (D) been abandoned or disclaimed either affirmatively or by operation of law.

ARTICLE 2 – LICENSE, PRODUCT & TERM

2.1 License. Subject to the terms and limitations set forth herein, IPC hereby grants to Tris an exclusive right and license (even as to IPC and its Affiliates), with the right to sublicense to an Affiliate and/or, subject to the prior approval and written consent of IPC (which consent shall not be unreasonably withheld, delayed or conditioned) to a Third Party (provided that no sublicense of rights by Tris in accordance with this Agreement shall relieve Tris of any liability or obligation to IPC hereunder) to use, distribute, offer for sale, sell, have sold, have offered for sale and commercialize the Product in the Territory, including, without limitation, through wholesalers, distributors, sublicensees and resellers during the Term. The rights granted herein shall include a license to Intellectual Property Rights Controlled by IPC, for the Territory, which are necessary or desirable to distribute the Product in the Territory. IPC will maintain all ownership of the Product and responsibility to manufacture the Product as per cGMP and delivery of the Product to Tris. The foregoing rights will be co-terminus with this Agreement and, subject to any specific provisions set forth in Section 11.5 [(Surviving Terms]), shall terminate on and as of the effective date of termination or expiration hereof. In no event and on no occasion shall the exclusive rights granted to Tris hereunder be interpreted to permit Tris to sell Product outside of the Territory.

2.2 Non-Compete. IPC and its Affiliates shall not, and shall not negotiate to or agree to, (1) develop, file for Regulatory Approval, acquire, license, manufacture anywhere for use in the Territory, or (2) market or otherwise commercialize in or for the Territory, any pharmaceutical product that is (A) a Generic Equivalent to the Innovator Product (excluding the Product subject to this Agreement), (B) the Innovator Product, or (C) an AG Product, either alone or with a Third Party (each, a “Competing Product”), from the Effective Date until the earlier of (i) the expiration of the Term or the termination of this Agreement or (ii) Tris’ license has become nonexclusive pursuant to Section 4.2.

2.3 Exclusivity. During the Term, Tris will exercise Commercially Reasonable Efforts to successfully launch and sell the Product in the Territory on an exclusive basis, meaning Tris shall not sell another Generic Equivalent to the Innovator Product, except pursuant to Section 3.11 or if the IPC license grant to Tris has become non-exclusive.

2.4 Term of Agreement. The initial term (“Initial Term”) of this Agreement shall be five (5) year from the Effective Date. Thereafter this Agreement shall automatically renew for successive two-year terms (each, a “Renewal Term”, and together with the Initial Term, the “Term”) unless one party notifies the other of its intent to terminate the agreement, for convenience, on no less than 180 days advance written notice..

ARTICLE 3 – MANUFACTURE, FORECASTS, PURCHASE ORDERS AND SUPPLY

3.1 Subject to the terms and conditions of this Agreement, from and after the Effective Date and during the Term, IPC shall use Commercially Reasonable Efforts to timely manufacture, Label, Package and supply Tris’, its sublicensees’ and their respective Affiliates’ requirements of Product, for use and marketing in the Territory in accordance with Tris’ Purchase Orders, the Specifications, cGMP requirements and all other Applicable Law.

3.2 Forecasts. On or before the tenth (10th) day of every calendar month during the Term, Tris shall share a rolling twelve (12) month forecast (each a “Forecast”) of the Product which forecasts Tris’, its sublicensees’ and their respective Affiliates’ requirements for each strength of the Product commencing the first full month after the date of the Forecast, of which only the first three (3) months would be binding and would be confirmed with a formal Purchase Order.

3.3 Purchase Orders. During the Term, Tris shall make all purchases hereunder by submitting firm purchase orders to IPC (a “Purchase Order”). Each such Purchase Order shall be in writing in a form reasonably acceptable to IPC, and shall specify the Product ordered, the quantity ordered, the Transfer Price, the required delivery date thereof, which shall be no later than ninety (90) days after the date of Purchase Order unless otherwise agreed upon in writing by IPC. IPC shall confirm acceptance of the PO in writing within five (5) business days and IPC shall supply to Tris, Product ordered pursuant to such Purchase Orders on the requested delivery date at the Production Facility. In the event of a conflict between the terms and conditions of any Purchase Order and this Agreement, the terms and conditions of this Agreement shall prevail. The quantities contained in Purchase Orders for a Product to be delivered during any one month period shall not exceed [*****] percent ([*****]%) of the amounts set forth in the immediately preceding forecasts for such Product for the same time period (an “Excess Order”), unless Tris has obtained IPC’s prior written consent for such Excess Orders which consent shall not be unreasonably withheld, conditioned or delayed. IPC shall respond to any request by Tris for an Excess Order within ten (10) business days of a written request from Tris. Such response shall indicate the amount of the Excess Order, if any, that IPC will manufacture and deliver. IPC will use commercially reasonable efforts to fill an Excess Order as promptly as practicable, but will not be in breach hereof if, notwithstanding such efforts, it will be unable to fill such Excess Order.

3.4 Freight Charges. All freight, insurance charges, export and other custom duties, other charges applicable to the sale and transport in Temperature Controlled Containers of Product purchased by Tris hereunder (collectively, “Freight Charges”), from the Production Facility to Tris’ designated US facility shall be negotiated for and paid by Tris.

3.5 Delivery of Product. On the applicable delivery date contemplated in a Purchase Order, IPC shall deliver the Product(s) in its final packaged form to the carrier selected by Tris at the Production Facility. The Product shall be shipped by IPC to Tris by such method as Tris shall reasonably designate. Tris shall be responsible for the selection of the carrier and if Freight Charges are paid by IPC (which it is under no obligation to pay), such charges shall be promptly reimbursed by Tris upon written request, which request shall be accompanied by all relevant supporting documentation. Title to any shipped Product sold hereunder shall transfer to Tris and Tris shall bear all risk of loss with respect to shipped Product when delivered by IPC to the carrier designated by Tris. Tris shall be solely responsible for proper storage of the Product in accordance with applicable specifications once the Product has been delivered, but IPC shall be solely responsible for all pre-shipment quality assurance testing and/or release of the Product for distribution, in accordance with all Applicable Laws. For clarity, Tris shall pay for all Freight Charges.

3.6 Expiry Dating. All Product delivered by IPC pursuant to this Agreement shall have, upon delivery to the carrier in accordance herewith, the greater of either [*****] percent ([*****]%) of its maximum approved shelf life OR at least twenty (20) months of shelf life remaining in accordance with the ANDA (“Minimum Period”); except, however, where Tris has authorized in writing, in advance, the shipment of a Product that does not meet the Minimum Period.

3.7 Invoicing. Upon shipment of Product, IPC shall submit invoices therefor to Tris. All invoices shall be in US Dollars and, to the extent the terms of any invoice submitted by IPC or any Purchase Order submitted by Tris conflict with the terms of this Agreement, the terms of this Agreement shall prevail and be binding upon the Parties.

3.8 Payment. Payment terms shall be as follows:

(a) Tris shall pay each invoice in full within thirty (30) days after the date of receipt of invoice, except that Tris shall pay for Product within thirty (30) days of the later of receipt of invoice or delivery of the Product to which the invoice relates to Tris’ carrier in accordance with Section 3.5.

                                        (b) On or before the fifteenth (15th) day after the end of each month of this Agreement, Tris shall provide a report detailing the estimated sales statement for the preceding month. It is the understanding of the Parties that such monthly sales statement may change once actual amounts are known and can be adjusted prospectively in accordance herewith.

(c)                Within thirty (30) days of the end of each calendar quarter, Tris shall provide a Profit Share Statement (the “Profit Share Statement”) and Tris shall remit to IPC, IPC’s share of Net Profits along with the Profit Share Statement within ten (10) business days of the calculation of the “Profit Share Statement” for the quarter; provided, that if Net Profits are negative for any fiscal quarter, such negative profits shall be carried forward (and deducted from Net Profits for any subsequent fiscal quarters prior to the Parties sharing the balance of Net Profits, if any). If IPC’s share of negative profits continues for two (2) consecutive calendar quarters, Tris may deduct such negative profits from payments owed for Transfer Price or any other amounts owed to IPC. If IPC’s share of negative Net Profits (including carryforwards) has not been repaid or offset on or before termination or expiration of this Agreement, then IPC shall pay to Tris, IPC’s share of such negative Net Profits within thirty (30) days of Tris’ delivery of an invoice therefor and reasonable and customary supporting documentation. The Profit Share Statement shall be consolidated to clearly reflect Net Profits (whether positive or negative) from Tris and each Tris Affiliate and Third Party sublicensee, if any, consistent with U.S. GAAP, and in a form reasonably acceptable to IPC.

3.9 Currency. All Purchase Orders, Invoice and payments will be in United States Dollars (US$) and shall be paid by international wire transfer of immediately available funds, using the banking advice attached at Exhibit E.

3.10 Failure to Supply. If IPC is unable (or anticipates an inability) to manufacture or deliver all or a portion of a Product to Tris as required by a confirmed or accepted Purchase Order pursuant to Section 3.3 of this Agreement, IPC shall promptly notify Tris in writing of the period for which such inability (or anticipated inability) to so manufacture or deliver is expected (an “Anticipated Inability to Deliver”). For avoidance of doubt, so long as IPC uses Commercially Reasonable Efforts and the anticipated inability is a force majeure event, IPC shall not be in breach of the Purchase Order(s) affected nor this Agreement, however, regardless of whether or not IPC has breached a Purchase Order or this Agreement it shall still be liable for Cover and the other obligations set forth in this Section 3.10. In the event IPC is unable to meet Tris’s Purchase Orders or IPC issues a notice of an Anticipated Inability to Deliver, IPC’s obligation to supply shall continue but Tris’ obligation to purchase the Product that IPC is unable to timely supply in accordance with Section 3.3 above shall be suspended and Tris, without relieving IPC of its obligations under Section 3.3, may mitigate its damages by purchasing from another Person the quantity of substitute product that it requires beyond what IPC is able to deliver. Tris shall use Commercially Reasonable Efforts to obtain such substitute product at a reasonable price and communicate same to IPC in writing. Tris shall be entitled to deduct the difference in cost paid by Tris for such substitute product over the cost of the Product (“Cover”), if any, from any amounts otherwise payable to IPC hereunder, and, to the extent not so offset, IPC shall reimburse Tris for such Cover , within thirty (30) days of receipt of invoice from Tris. IPC will not be entitled to any share of positive Net Profits for sale of substitute product not sourced by Tris from IPC hereunder (provided IPC shall continue to fund its share of negative Net Profits), except to the extent IPC has fully reimbursed Tris for the Cover expense with respect to such product. If at any time thereafter during the Term, IPC is able to timely deliver Product in satisfaction of Tris’ Purchase Orders, IPC shall so notify Tris in writing and, subject to Tris’ contractual commitments to third parties, Tris shall undertake commercially reasonable efforts to limit such contractual commitment in order not to exceed IPC’s volume and period it is unable to supply, Tris will resume purchasing the Product from IPC. If IPC’s inability to timely deliver to Tris the quantity of the Product described in this Section 3.3 continues for a period beyond three (3) months, Tris may terminate this Agreement upon thirty (30) days’ notice in writing to IPC. IPC shall reimburse Tris for any failure to supply and late supply penalties and/or damages charged to Tris for late supply or non-supply caused by IPC’s failure to timely supply Product pursuant to Purchase Orders delivered to IPC in accordance with this Agreement. For clarity and audit purposes, such failure to supply penalties shall be supported by appropriate invoices detailing the failure to supply penalties issued by the affected customers and wholesallers of Tris. IPC shall reimburse Tris for such penalties and damages, within ten (10) days of receipt of invoice for same from Tris, provided that if such invoice is not timely paid, Tris may at its option offset such amounts owed against other amounts payable by Tris to IPC.

3.11              Safety Stock. During the Term, IPC will maintain a minimum inventory of Materials equal to the Materials required to produce an amount of Product equal to the average quantity of Product required for the next [*****] ( [*****]) months as set forth in Tris’ latest Forecast, And Tris shall maintain at all times at least [*****] ([*****]) months safety stock of Product.

ARTICLE 4 – SALES, MARKETING ALLOWANCE AND PROFIT SHARE

4.1 Marketing. Tris shall use Commercially Reasonable Efforts during the term of this Agreement to market, sell and distribute the Product in the Territory.

4.2 Tris Sales Responsibilities. For all Product sales, Tris shall have the sole right and the obligation to (1) receive, accept and fill orders for the Product; (2) distribute the Product to customers; (3) control invoicing, order processing and collection of accounts receivable for Product sales; (4) record Product sales in its book of account; (5) payment and reconciliation of the proper profit sharing allocation among the Parties hereto; and (6) use Commercially Reasonable Efforts to gain and maintain an annual minimum unit Market Share of [*****] percent ([*****]%) Quetiapine ER based on prescriber volume in the Territory, as reported by IQVIA (or SYMPHONY if IQVIA is not reporting). Failure to maintain such minimum Market Share on an annual basis for [*****] ([*****]) consecutive [*****] month periods, each ending on or after the second anniversary of the Effective Date, shall not be a breach of this Agreement, provided that, on thirty (30) days’ written notice by IPC to Tris within sixty (60) days of such event, notwithstanding anything to the contrary contained herein: (i) Tris’ license under Section 2.1 shall become nonexclusive; (ii) Sections 2.2 and 2.3 shall no longer apply; (iii) Tris may source Generic Equivalents from other vendors and such Generic Equivalents shall not be Products hereunder and IPC shall not be entitled to Net Profits generated from sales thereof; and (iv) Tris shall be relieved of the obligation to use Commercially Reasonable Efforts to maintain any Market Share or sell Product. In no circumstance shall Tris permit the sale of the Product to be a loss leader.

4.3 Selling Price. Tris shall have sole discretion in setting the customer pricing for the sale of the Product in the Territory (“Selling Price”).

4.4 Net Sales. In this Agreement, the term “Net Sales” means, with respect to the Product for any period, the total gross amount of sales (i.e., the number of units shipped times the invoiced price, cash equivalent or other consideration per unit) invoiced by Tris, its Affiliates, and authorized Third Party sublicensees for the sale of the Product in the Territory during such period, less each of the following to the extent paid or incurred by Tris, its Affiliates or Third Party sublicensees:

(a) The amount of chargebacks, rebates and fees or commissions paid to any Third Party, promotional allowances, coupons, normal quantity discounts, cash discounts actually granted, discounts to patients, customers and/or payers, allowed or incurred in the ordinary course of business in connection with the sale of the Product and allowance for doubtful accounts and bad debt written off;

(b) sales and excise taxes, and any other taxes, all to the extent added to the sale price and paid by the selling party and not refundable in accordance with applicable law and without reimbursement from any Third Party (but not including taxes assessed against the income derived from such sale);

(c) freight, insurance and other transportation charges from Tris to its customers to the extent added to the sale price and set forth separately as such in the total amount invoiced and without reimbursement from any Third Party; and Freight Charges as per 3.6.

(d) amounts to be paid or credited by reason of rejections, defects, recalls or returns or because of retroactive price reductions; and

(e) rebates or allowances actually granted or allowed to group purchasing organizations, managed health care organizations and to governments, including their agencies, or to trade customers, in each case that are not Affiliates of Tris.

(f) The monthly allocated pharmacovigilance expense pertaining to the Product that is paid by Tris, if any, pursuant to Section 7.4 of this Agreement.

The calculation of Net Sales shall be made in accordance with U.S. GAAP, applied by Tris in a manner consistent with its other generic Product, and based on, or valued as if based on, bona fide arms’ length transactions and not on any loss-leading selling or transfer price. Sales between or among Tris, its permitted sublicensees and their respective Affiliates, shall be excluded from the computation of Net Sales, but shall be included in Net Sales upon first sale to a Third Party, provided that sales for end use by such sublicensees and Affiliates shall be at the same price as in a bona fide arms’ length transaction.

In no event will any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of deductions).

  Product shall be considered “sold” when billed or invoiced.

4.5 Transfer Price. The initial Transfer Price shall be as set forth in Exhibit B. At any time either Party may request a review of the Transfer Price, if in its reasonable judgment the Selling Price of the Product cannot support the level of Transfer Price or if the Transfer Prices are not commercially viable. In connection with such review the Parties will review and adjust Transfer Price. The Transfer Price may not be raised without Tris’ prior written consent. In connection with such review, the Parties shall consider the Selling Price, IPC or its Affiliate’s fully burdened costs in manufacturing or acquiring the Materials, the manufacturing, testing and analysis of the finished dosage of the Product, labeling, packaging including Direct Labor and Benefits and Overhead all determined in accordance with International Financial Accounting Standards. Transfer Price shall not include any allocation or absorption of excess or idle capacity or any costs attributable to failed batches or Product which do not comply with the relevant Product manufacturing requirements, except as provided in the definition of Overhead. “Direct Labor and Benefits” means that portion of basic wages, labor and related payroll taxes and employee benefits spent in production and quality control of the Product which are directly related to the Product and charged to the manufacturing and supply of the Product, all determined in accordance with International Financial Accounting Standards. “Materials” shall mean all materials and pharmaceutical ingredients, including API, required for the manufacturing, labeling and packaging of the Product. “Overhead” means all customary and usual operating expenses directly related to the Product incurred by and in support of the particular manufacturing cost centers, purchasing department and quality assurance operations, related to the Product (including labor related payroll taxes and employee benefits), depreciation, general taxes, rent, repairs and maintenance, supplies, utilities and factory administrative expense. Overhead shall include a reasonable allocation of idle Production Facility charges, provided the Production Facility shall be presumed to be operating at a level of at least [*****] ([*****]%) capacity (based on one shift).

(a) At any time, Tris may request a review of the Transfer Price, if in its reasonable judgement the Selling Price of the Product cannot support the level of Transfer Price. In connection with such review the Parties will negotiate in good faith a reduction in Transfer Price, provided that neither Party shall be obligated to agree to any such reduction. At any time, IPC may request a review of the Transfer Price, if in its reasonable judgement it has incurred material increases in its costs of manufacturing a Product. In connection with such review the Parties will negotiate in good faith an increase in Transfer Price, provided that neither Party shall be obligated to agree to any such increase. Neither Party shall request a review more than twice per year.

(b) The Parties may conduct a review of the Transfer Prices and adjust such price to meet market requirements. The prices shall be subject to review as and when there is change +/- [*****]% change in the minimum Net Sales Price of Tris or the manufacturing costs of IPC, but not more than twice (2) a year during the Term.

4.6 Selling & Distribution Expense. Tris will be allowed a fixed [*****] ([*****]%) percent of Selling Price of Product as allowable selling and distribution expense (“Selling & Distribution Costs”) to meet all storage, selling, distribution and other related costs associated with marketing, sales and distribution of the Product.

4.7 Net Profits. In this Agreement, the term “Net Profits” shall equal Net Sales in a given period less the sum of the following in respect of such period: (a) Transfer Price or amounts payable to a Person other than IPC with respect to the supply of Product and (b) Selling & Distribution Costs as described in Section 4.6.

4.8 Profit Sharing. The Parties shall split Net Profits for the distribution of the Product in the Territory, in the ratio of [*****] percent ([*****]%), collectively, to IPC and each IPC Affiliate, and [*****] percent ([*****]%), collectively, to Tris and each Tris Affiliate and Third Party sublicensee.

Tris shall manage, administer and collect from each Tris Affiliate and Third Party sublicensee, if any, the profit share from Net Profits due to IPC and any IPC Affiliate hereunder, and tender the profit share to IPC, along with reporting thereon in a Profit Share Statement, within the time periods required in the Section captioned “Payments” hereunder.

4.9 Audit Rights.

(a) IPC and its Affiliates shall maintain complete and accurate records in reasonably sufficient detail to permit Tris to confirm the accuracy of the calculation of Transfer Price. Upon no less than fifteen (15) days prior notice, such records shall be made available during regular business hours, for a period of three (3) years from the end of the calendar year to which they pertain, for examination, not more often than once each calendar year, by an independent certified public accountant selected by Tris and reasonably acceptable to IPC, for the sole purpose of verifying the accuracy of the IPC Invoices pursuant to this Agreement and subject to the provision of and agreed Statement of Work for the auditor (inclusive of any auditor’s fees and compensation guidelines) by the parties to the selected auditor. Audits shall be undertaken in a manner which does not disrupt IPC’s normal course of business. Any such auditor shall enter into a confidentiality agreement with IPC and shall not disclose IPC’s Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by IPC or the amount of payments due from IPC to Tris under this Agreement. Any amounts shown to be owed but unpaid shall be paid, and any amounts showed to be overpaid will be refunded, within forty-five (45) days from the accountant’s report. Tris shall bear the full cost of such audit unless such audit discloses an underpayment to or overpayment by Tris of more than $[*****], in which case IPC shall bear the full cost of such audit.

(b) Tris, and each Affiliate and Third Party sublicensee of Tris shall maintain complete and accurate records in reasonably sufficient detail to permit IPC to confirm the accuracy of the calculation of IPC’s share of Net Profits and other amounts billed to IPC or to which IPC is entitled (collectively, such records, which may include reports, statements, notices, invoices and documents, are referred to as “Tris Statements”). Upon no less than fifteen (15) days prior notice, such records shall be available during regular business hours for a period of three (3) years from the end of the calendar year to which they pertain for examination, not more often than once each calendar year, by an independent certified public accountant selected by IPC and reasonably acceptable to Tris, for the sole purpose of verifying the accuracy of the Tris Statements pursuant to this Agreement and subject to the provision of and agreed Statement of Work (inclusive of any auditor’s fees and compensation guidelines) by the parties to the selected auditor. Audits shall be undertaken in a manner which does not disrupt Tris’ normal course of business. Any such auditor shall enter into a confidentiality agreement with Tris, or the germane Affiliate(s) or Third Party sublicensee(s) and shall not disclose Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by audited party or the amount of payments due from Tris or other audited party to IPC under this Agreement. Any amounts shown to be owed but unpaid shall be paid, and any amounts showed to be overpaid will be refunded, within forty-five (45) days from the accountant’s report. IPC shall bear the full cost of such audit unless such audit discloses an underpayment to or overpayment by IPC of more than $[*****], in which case Tris shall bear the full cost of such audit.

ARTICLE 5 – PRODUCT REPRESENTATIONS, LABELING, QUALITY AND REJECTIONS

5.1 Product Warranties, Authorizations and Quality Assurance.

(a) Product Warranties. IPC represents and warrants that the Product supplied to Tris pursuant to this Agreement: (a) shall be manufactured, packaged, tested, stored and handled in accordance with the Specifications, cGMPs, all Applicable Laws and otherwise in accordance with all product manufacturing requirements; (b) will meet and be capable of maintaining the purity, potency and other product characteristics, as contained in its Specifications and approved ANDA, until the expiration date for the Product; and (c) will, at the time of the delivery of the Product to Tris: (1) have a remaining shelf life of at least the Minimum Period (as defined in Section 3.6 above) and (2) not be Adulterated Product. IPC will make no changes in the excipients, raw materials or packaging components thereof without informing Tris at least three months in advance in writing and without supplementing the Product ANDA. The foregoing text of and representations and warranties in this Section 5.1(a) are referred to as the “Product Warranties”. Following delivery of the Product to Tris, Tris shall handle, store and market the Product with the skill and care reasonably expected of an experienced and competent distributor of pharmaceutical products, consistent with cGMPs and all Applicable Laws in the United States.

(b) Governmental Authorization Responsibility. IPC shall be responsible for obtaining all applicable regulatory state and local approvals for the manufacture of the Product, for filing all periodic reports and notifications as required by the regulatory authorities and for instituting and maintaining such stability and sample retention programs as are required by all Applicable Laws.

(c) Certificates of Analysis and Certificate of Compliance. IPC shall provide Tris with a certificate of analysis for each shipment of the Product manufactured and supplied hereunder confirming that the Product in such shipment has been tested in accordance with the Specifications. The results of such testing shall accompany each certificate of analysis. IPC shall also provide a Certificate of Compliance stating that the Product manufactured batch, the methods used, and the facilities and controls used for, the manufacture, processing, packaging, labeling and in process and finished Product controls conform with current good manufacturing processes in accordance with applicable parts of 21 CFR parts 210 and 211 of the Code of Federal Regulations and the Product Warranties.

5.2 Product Acceptance or Rejection.

(a) Product Rejection. Within thirty (30) days   from the date of receipt of delivery of a Product, Tris may inspect the Product using generally accepted inspection methods to determine whether or not the Product is acceptable and shall advise IPC in writing (a “Rejection Notice”) if such inspection shows that a shipment of Product is not in conformity with the Specifications, in which case IPC shall be obligated to take back the Product that is not in conformity. If no Rejection Notice is provided by Tris within such time periods, then Tris shall be deemed to have accepted the shipment; except for defects not discovered or discoverable by Tris in such inspection with the use of generally accepted inspection methods (“Latent Defects”) for which such Rejection Notice will be provided within 30 days upon discovering the non-conformity. Any Rejection Notice shall contain a reasonably detailed statement of Tris’s reasons for rejection and shall be accompanied by a report of any pertinent analysis performed by Tris or any licensee on the allegedly nonconforming Product, together with the methods and procedures used.

(b) IPC shall notify Tris as promptly as reasonably possible, but in any event within thirty (30) calendar days after receipt of a Rejection Notice, whether it accepts the assertions of nonconformity made by or on behalf of Tris. If Tris delivers a Rejection Notice in respect of all or any part of a shipment of Product, then IPC and Tris shall have sixty (60) days from the date of IPC’s receipt of such notice to resolve any dispute regarding whether all or any part of such shipment of Product fails to conform with the Specifications thereof or is otherwise defective. Disputes between the Parties as to whether all or any part of a shipment rejected by Tris conforms with the Specifications that are not resolved in the sixty (60) day period shall be resolved by an independent testing laboratory or a consultant (if not a laboratory analysis issue), which shall be selected by mutual agreement of both Parties. The decision of the consultant or testing laboratory mutually agreed to by the Parties shall be final and binding on the Parties. The cost of the review or testing shall initially be paid by Tris, but if IPC is not successful in such dispute as determined by such independent testing laboratory or consultant, IPC will reimburse Tris for the cost of such testing and analysis within 15 business days of receiving the results. If the independent lab confirms the batch is in compliance, Tris will accept the Product.

(c) In the event any Product is appropriately rejected by Tris as aforesaid (being Product which do not satisfy the Specifications, the Product Warranties provided in Section 5.1(a) or are otherwise defective as a result of any act by or omission of IPC or those for which IPC is otherwise responsible), IPC shall replace such Product with conforming goods within sixty (60) days or, if requested by Tris, provide a credit to Tris for the Transfer Price (including Freight Charges) of the Product shipment(s) in question. The credit shall be provided immediately following the expiry of the period during which IPC may dispute a Rejection Notice as discussed in Subsection (b) above (unless the Rejection Notice is disputed by IPC, in which event such credit shall only be given upon resolution of the dispute). Tris may, at the cost and expense of IPC, destroy the rejected Product or, at IPC’s request (to be made within thirty (30) business days of the final determination hereunder that the Product were appropriately rejected) and expense, return the rejected Product to IPC, which costs and expenses shall be paid by IPC to Tris within forty-five (45) days of the receipt of Tris’s Invoice.

For purposes of this Agreement, once a Product is rejected by Tris, Tris’s obligation to pay for such Product shall be suspended until such time as it is determined: by the independent testing laboratory or consultant that the Product should not have been rejected by Tris; or by the Parties’ mutual agreement. IPC shall reimburse Tris within ten (10) business days the payments related to the non-conforming Product if the independent testing laboratory positively confirms the defects in case of Latent Defects discovered after payments were made by Tris.

(d) Replacement of Product. In accordance with the terms set forth in this Agreement, IPC shall replace, at its sole expense, any Product that does not comply with the Product Warranty in Section 5.1(a) or, at Tris’s election, refund the Transfer Price thereof subject to the ruling of the consultant or the independent testing laboratory.

 5.3 Labeling and Packaging.

(a) Labeling. The Product sold or offered for sale by Tris shall be labeled with Tris’s name, trademarks and trade dress as per label artwork provided and paid for by Tris, in a manner consistent with all applicable laws, rules and regulations, in accordance with the requirements of the approved Product ANDA and otherwise in a manner reasonably agreed upon by the parties. In particular, it is agreed that the phrase (“manufactured by Intellipharmaceutics”), shall be evident on the packaging and labeling for the Product. Tris shall not alter the labeling or package inserts associated with Product that are received from IPC. IPC shall acquire all Labeling and Packaging for the Product supplied to Tris under this Agreement. IPC shall advise Tris in writing within ten (10) business days should IPC be required by the FDA or other governmental agency or authority to make any change in any such Label or Labeling, including but not limited to DCSCA serialization and transfer of data. Tris shall be responsible for the updating and approving of all artwork and text associated with such change, provided that the cost and expense of implementing such changes shall be borne by IPC.

(b) Trademarks. Except as expressly provided in the second sentence of Section 5.3(a), Tris shall own and have exclusive rights to the trademarks related to the Product Packaging. In connection with IPC’s performance of this Agreement, Tris hereby grants to IPC the right to reproduce and print on the Labeling and Packaging of the Product for the Territory, Tris’s trademark, and/or other trademarks, trade dress and/or trade names of Tris which Tris may designate in writing from time to time. Tris reserves the right to review and approve all uses by IPC of Tris’s trademarks and/or other trademarks, trade dress and/or trade names of Tris as permitted herein. The permission granted herein is restricted to the Product supplied to Tris under this Agreement and extends only with respect to the Product for the Term and for the period after the Term when Tris is selling the Product in its possession. IPC shall exclusively own all right, title and interest in and to IPC’s name, logo and any IPC mark on the Labeling or Packaging. In connection with the performance by Tris, a Tris Affiliate, or a Third Party sublicensee of this Agreement, IPC hereby grants to Tris and any Tris Affiliate and Third Party sublicensee the right to reproduce and use in any sales collateral for sale of the Product in the Territory, IPC’s trademark, and/or other trademarks, trade dress and/or trade names or logo of IPC which IPC may designate in writing from time to time.

5.4 IPC will retain such samples of the Product as are required and specified by IPC’s Standard Operating Procedures and Applicable Law to comply with the general retention requirements as set forth in cGMPs, perform stability testing as described and required to conform with the Product’s stability protocol and as specified in the Supplier Quality Agreement, a form of which is attached as Exhibit C.

5.5 IPC may make changes in the manufacturing process / material of the Product subject to FDA regulations, instructions and Applicable Laws and share appropriate information with Tris. Depending on the change, IPC shall use Commercially Reasonable Efforts to provide necessary time for Tris to make any necessary changes to ensure no sales interruptions and continued compliance and uninterrupted supply of the Product. All such changes shall be in conformity with the requirements of Section 5.1(a) and Applicable Laws.

ARTICLE 6 – COMPLIANCE, AUDIT & INSPECTION

6.1 IPC shall produce Product in compliance with cGMP as the same are or, from time to time, shall be, established by applicable statue and regulation of the FDA and the Supplier Quality Agreement executed by both Parties, a copy of which is attached to this Agreement as Exhibit C.

6.2 Upon Tris’ request and upon not less than fifteen (15) days’ notice, IPC will grant employees or authorized representatives of Tris access to its Production Facility and records related to the manufacture of Product, in order to audit IPC’s compliance with GMP and with clauses of this Agreement. Audits shall be undertaken in a manner which does not disrupt IPC’s normal course of business.

6.3 IPC shall give Tris and any governmental authority reasonable access to documents and information regarding manufacture of the Product and shall allow inspections by governmental authorities of all facilities involved in the manufacture and shipment of Product. IPC shall notify Tris immediately, and in no event, no later than seven (7) days, after it receives any communication from any governmental or regulatory authority, including without limitation the FDA, which in any way relates to or may have an impact on a Product. IPC will communicate as to the outcome of any inspection by the FDA, no later than ten (10) business days after receipt of the inspection report.

6.4 IPC shall not change the location of the Production Facility at which Product is manufactured without written notice to Tris.

ARTICLE 7 – REGULATORY, RETURNS AND RECALLS

7.1 Regulatory File Maintenance. IPC shall be responsible for maintaining any ANDA and all other applicable FDA approvals and registrations to permit the sale of the Product by Tris in accordance with the terms of this Agreement; provided, however, that Tris shall reasonably cooperate and provide all necessary data and documentation required under the Act and all Applicable Laws for such file maintenance. IPC shall be responsible for payment of all GDUFA Fees.

          7.2      Returns. Tris shall be solely responsible for processing all customer returns of the Product either directly or through a selected Third Party return vendor, provided that if the return is due to Product failing to meet Product Warranties or is otherwise defective then IPC shall reimburse Tris for all costs associated with such returns including Product destruction and Transfer Price.

          7.3     Product Recall. In the event either Party believes it may be necessary to conduct a recall, field correction, market withdrawal, stock recovery, or other similar action with respect to any Product which were sold by IPC or its Affiliates to Tris or its Affiliates under this Agreement (a “Recall”), IPC and Tris shall consult with each other as to how best to proceed, it being understood and agreed that the final decision as to any Recall of any Product shall be made by Tris; provided, however, that IPC shall not be prohibited hereunder from taking any action that it is required to take by Applicable Law. To the extent the Recall arises from acts or omissions of Tris, a Tris Affiliate or Third Party sublicensee of Tris in the distribution, storage, sale or marketing of such Product or Tris’ breach of its representations, warranties or obligations hereunder, the Transfer Price for the goods sold, distribution expenses and third-party expenses that are directly related to the recall (collectively, “Recall Costs”) shall be borne by Tris. To the extent the Recall arises from any other reasons, the Recall Costs shall be borne by IPC. Each Party shall maintain records of all sales of Product and customers sufficient to adequately administer a Recall for the period required by Applicable Law.

         7.4       Adverse Events and Product Complaints. Tris or its Affiliates will communicate to IPC or the agent contracted by IPC to manage Adverse Events pertaining to the Product on its behalf, any adverse event or product complaint (quality defect) reports received within (3) business days of Tris first learning of any such adverse event or complaint. IPC or its agent shall confirm receipt to Tris. If Tris does not receive confirmation of their receipt of the adverse event or product complaint report from IPC or its agent, Tris will re-send the report within forty-eight (48) hours and mark the report as resent. The cost of any such agent shall be borne entirely by IPC; provided, however, that if such agent was recommended by Tris and the rates negotiated by Tris, the initial set-up cost shall be fully borne by IPC and the monthly allocated cost associated with Adverse Event reporting for the Product for such agent (determined in accordance with such negotiated rates) shall be initially paid by Tris and deducted from Gross Sales in determining Net Sales.

In the event either party becomes aware of (i) any adverse drug experience or reaction or other information indicating that any Product has any toxicity, sensitivity reactions or have otherwise been alleged to cause illness or injury of any kind or are adulterated, (ii) any product complaints made by customers or that will or could cause a field alert to be issued or (iii) any out-of-specification results or deviations from the approved manufacturing process that might in any manner adversely affect any Product or its supply hereunder, that party shall provide the other party with all data or other information reasonably available that the other party may reasonably require in connection with any reports or correspondence that either party is required to file with any governmental authority relative to the Product(s) in question. At all times during the term hereof, either party will notify the other promptly (i.e., within three (3) business days) if a party becomes aware of an occurrence of any of the events described in clauses (i), (ii) or (iii) of the immediately preceding sentence.

                                7.5             Quality Agreement and Pharmacovigilance Agreement.

Within (60) days of the Effective Date, the parties will enter into a mutually acceptable Supplier Quality Agreement, attached hereto as Exhibit C and the Pharmacovigilance Agreement, attached hereto as Exhibit D. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any quality and pharmacovigilance agreement, the provisions of this Agreement shall prevail in every case.

        7.6               Further Obligations of the Parties. During the term of this Agreement::

(a) Each Party shall promptly notify the other, and provide copies as deemed necessary to or requested by the other Party (redacting any confidential information of Third Parties or information not pertaining to the Product), of any written comments, responses or notices received from the FDA, or other applicable state or federal regulatory authorities, which relate to or reasonably could be expected to impact the Product or the sale or manufacture of the Product.

(b) IPC at its own cost, shall obtain, maintain and comply with any and all Federal and state regulations and/or licenses with respect to the manufacture and licensing for sale of the Product, including, without limitation, maintaining the Product ANDA. Tris, at its own cost, shall obtain, maintain and comply with any and all Federal and state regulations and/or licenses applicable to distributors with respect to the sale and marketing of the Product in the Territory

(c) Each Party shall provide ongoing technical, sales, marketing or other support to the other, as reasonably requested from time to time, in responding to any important Product inquiries, and Product complaints and adverse experience reports within the time required by Applicable Law or regulation, and in evaluating the need for Recall.

(d) IPC shall reasonably cooperate with Tris in its sales and marketing activities by, among other things, supplying pertinent Product documentation as requested, including without limitation Packaging and Labeling. Tris shall reasonably cooperate with IPC by promptly responding to, among other things, reasonable inquiries from IPC pertaining to the supply of the Product, and the existing and expected inventory levels of the Product held by Tris and any Affiliate and Third Party sublicensee.

ARTICLE 8– REPRESENTATIONS AND WARRANTIES

8.1 Mutual Representations and Warranties. Each Party hereby represents and warrants and covenants (in the case of clause (e)) to the other Party as follows:

(a) Corporate Existence. Such Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated.

(b) Authorization and Enforcement of Obligations. Such Party (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms.

(c) Consents. All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by such party in connection with its performance of this Agreement have been obtained.

(d) No Conflict. The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations, and (b) do not conflict with, or constitute a default under, any material contractual obligation of such Party.

(e) Debarment. Such party is not debarred under Section 2 of the Generic Drug Enforcement Act of 1992, and it does not and will not use in any capacity the services of any Person debarred under the Act.

8.2 Additional Representations, Warranties and Covenants of IPC.

IPC represents, warrants and covenants to Tris that: (i) it has all rights necessary to validly grant the licenses set forth in Section 2.1; and (ii) any Patent Rights covering the Product are Valid and have not expired and any maintenance fees have been and will be paid when due or within any permitted extension; (iii) it is not subject to any court proceedings, judgment or order related to the subject matter of this Agreement; (iv) it has not received any written claim or allegation of infringement from a Third Party for the infringement of Third Party Intellectual Property Rights based on the making, using, or selling of the Product or from filing for Regulatory Approval of the Product; (v) it and its Affiliates shall at all times materially comply with all applicable laws relating to or pertaining to their obligations under this Agreement; (vi) it has not assigned and/or granted licenses, to its Intellectual Property Rights nor shall it assign and/or grant licenses, to its Intellectual Property Rights to any Third Party that would restrict or impair the rights granted hereunder, and it has not granted to anyone any rights that cover the Product in the Territory that remain in effect; (vii) the Product and any Intellectual Property Rights incorporated in the Product (a) do not infringe any valid claim in a granted patent owned by a Third Party and (b) has not been misappropriated from a Third Party; (viii) to its actual knowledge any issued patents included in the Intellectual Property Rights incorporated in the Product are valid and enforceable; (ix) any Patent Rights and other Intellectual Property Rights covering the Product are and during the Term, will be, free and clear of all liens; and (x) the Product ANDA was approved by the FDA on November 23, 2018.

8.3 Additional Representations, Warranties and Covenants of Tris.

Tris represents, warrants and covenants to IPC that: (i) it is not subject to any court proceedings, consent decree, judgment or order related to the subject matter of this Agreement; and (ii) it, its Affiliates, and its sublicensees shall at all times materially comply with all applicable laws relating to or pertaining to their obligations under this Agreement.

8.4 Limitation of Liability. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, AND EXCEPT FOR EACH PARTY’S INDEMNIFICATION OBLIGATIONS SET FORTH IN ARTICLE 10 AND ANY OTHER INDEMNIFICATION OBLIGATIONS OF SUCH PARTY UNDER THIS AGREEMENT WITH RESPECT TO THIRD PARTY CLAIMS, OR IPC’S BREACH OF SECTION 2.2, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES OR SUBLICENSEES FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS OR LOST REVENUES, WHETHER UNDER ANY CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY.

ARTICLE 9 – INSURANCE.

9.1 During the Term and for five years thereafter, IPC shall maintain comprehensive general liability insurance including product liability insurance against claims and recall insurance coverage covering the manufacture of the Product under this Agreement of not less than $[*****] per occurrence, with a deductible of no more than $[*****], to be in place prior to the commercial launch and for so long as the Product is being sold pursuant to this Agreement Upon execution of this Agreement, and annually thereafter, IPC shall furnish Tris with a certificate of insurance evidencing such coverage and stating that such insurance shall not be cancelled, materially amended or allowed to lapse without at least thirty (30) days prior written notice to Tris. Such insurance shall be maintained with an insurance company rated at least “aa” by A.M. Best .

9.2 During the Term and for five years thereafter, Tris shall maintain comprehensive general liability insurance against claims regarding the sales, marketing and commercialization of the Product under this Agreement of not less than $[*****] per occurrence, with a deductible of no more than $[*****], to be in place prior to the commercial launch and for so long as the Product is being sold pursuant to this Agreement. Upon execution of this Agreement, and annually thereafter, Tris shall furnish IPC with a certificate of insurance evidencing such coverage and stating that such insurance shall not be cancelled, materially amended or allowed to lapse without at least thirty (30) days prior written notice to IPC. Such insurance shall be maintained with an insurance company rated at least “aa” by A.M. Best.

ARTICLE 10 –INDEMNIFICATION

10.1 By IPC. IPC shall defend, indemnify and hold harmless Tris, its Affiliates and their respective successors and permitted assigns (and the respective officers, directors, and employees of each) from and against any and all losses, liabilities, claims, actions, proceedings, damages and expenses, including without limitation reasonable attorneys’ fees and expenses, (herein collectively referenced as “Damages”) relating to or arising from any claims, suits, proceedings or causes of action brought by a Third Party relating to or arising from (a) IPC’s manufacture, supply, or delivery of a Product to Tris hereunder, (b) the infringement of any Third Party intellectual property right by the manufacture, supply or use of a Product; (c) the misappropriation of any intellectual property by IPC or its Affiliates, (d) injury to Persons as a result of use of the Product ; or (e) a material breach of any obligations, representations or warranty of IPC contained in this Agreement, except to the extent such Damages give rise to an indemnification claim of IPC under Section 10.2 below.

10.2 By Tris. Tris agrees to defend, indemnify and hold harmless IPC, its Affiliates and their respective successors and permitted assigns, and the respective officers, directors, stockholders, partners and employees of each, from and against any and all Damages relating to or arising from any claims, suits, proceedings or causes of action brought by a Third Party relating to or arising from (a) improper acts of marketing, distribution or sale of the Product by Tris or the Affiliates or Third Party sublicensees of Tris in the Territory (excluding the supply of product that does not meet Product Warranties or Adulterated Product supplied by IPC), to the extent not the fault of IPC or (b) any claim that marketing materials of Tris or the Affiliates or Third Party sublicensees of Tris (other than Labeling as approved and set forth in the applicable regulatory approval and other than any trademark or service mark of IPC) infringes the rights of a Third Party or (c) a material breach of any obligation, representation or warranty of Tris contained in this Agreement, except in each case to the extent such Damages give rise to an indemnification claim of IPC under Section 10.1 above.

10.3 Limitations on Indemnification. Notwithstanding provision in this Agreement to the contrary, neither Party shall be entitled to indemnification with respect to any claim or suit to the extent such claim or suit results from its own negligence or willful misconduct. In addition, the indemnification pursuant to this Article 10 shall be available only with respect to claims made by third-parties and not for a claim made solely by one Party against the other.

10.4 Procedures for Control of Third Party Claims. The Party entitled to make a claim for indemnification under this Article 10 shall be referred to as the “Indemnified Party” and the Party required to indemnify such claim shall be referred to as the “Indemnifying Party.” In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand, made by any Third Party against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the Indemnifying Party in writing of the Third Party Claim within thirty (30) business days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to control the defense thereof; provided, that the Indemnifying Party shall thereafter consult with the Indemnified Party upon the Indemnified Party’s reasonable request for such consultation from time to time with respect to such suit, action or proceeding. If the Indemnifying Party controls such defense, the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof, but the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. Whether or not the Indemnifying Party defends or prosecutes any Third Party Claim, the Parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third-Party Claim and making employees or any other Indemnified Party available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. In no event shall the Indemnifying Party settle any Third Party Claim if such settlement would impose any obligation or burden on the Indemnified Party, without the prior written consent of the Indemnified Party.

ARTICLE 11 – TERMINATION

                         11.1 Breach. Failure by either Party to materially comply with any of the respective material obligations and conditions contained in this Agreement shall entitle the other Party to give the Party in default written notice requiring it to cure such default. If such default is not cured within sixty (60) days of receipt of such notice, the notifying Party shall be entitled (without prejudice to any of its other rights conferred on it by this Agreement or under Applicable Law) to terminate this Agreement.

11.2     Bankruptcy or Insolvency. Either Party shall be entitled to immediately terminate this Agreement upon the filing or institution of bankruptcy, reorganization (in connection with any insolvency), liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party, or in the event a receiver or custodian is appointed for such other Party’s business, or if a substantial portion of such other Party’s business is subject to attachment or similar process, or of a Party otherwise admits in writing its inability to pay its debts generally as they become due; provided, however, that in the case of any involuntary bankruptcy proceeding or the attachment of a substantial portion of a Party’s assets, such right to terminate shall only become effective if the proceeding or attachment is not dismissed within sixty (60) days after the filing thereof.

11.3     Termination

                             (a) Notwithstanding any other provision of this Agreement, either Party may terminate this Agreement at any time upon [*****] ([*****]) days prior written notice to the other Party, if it determines, in its reasonable judgment and discretion, that the market for or pricing of the Product (including the Transfer Price of a Product) is such that it is not economically viable to continue to market the Product ..

(b) Tris may terminate this Agreement as provided in Section 3.10.

(c)           A Party not under force majeure may terminate in the circumstances set out in Section 14.1.

(d)           Either Party shall have the right to terminate this Agreement by giving a [*****] ([*****]) day written notice to the other Party if: (i) such other Party fails to pay any undisputed amount due under this Agreement on the due date for payment and remains in default not less than [*****] ([*****]) business days after written notice to make such payment, provided such [*****] day notice is sent after such [*****] business days and prior to the curing of such default; or (ii) such other Party undergoes a change of control, meaning a merger, reorganization or consolidation involving such other Party, or any parent company of such other Party and a Third Party and the Party not undergoing a change of control determines in its reasonable discretion that such reorganization or change of control will provide access to such other Party a Competing Product that will negatively impact future sales of the Product in the Territory; or (iii) either Party assigns this Agreement to a Person which as of the time of the assignment markets, or is developing or whose Affiliate markets or is developing, a Competing Product, provided that in the case of (ii) and (iii) such [*****]([*****]) day notice is delivered within [*****] ([*****]) days of written notice of the change of control event or assignment given to the terminating Party. The forgoing are in addition to any other rights and obligations the Parties have under this Agreement, which shall continue in the event the Agreement is not terminated.

11.4     Effect of Termination. Expiration or termination of this Agreement shall be without prejudice to the rights of the Parties and shall not release any payment, liability or other obligation incurred between the Parties prior to the date of such expiration or termination or arising as a result of such expiration or termination. IPC shall remit to Tris its shares of negative Net Profits as provided in Section 3.9(c) In the event of termination or expiration (I) unless otherwise provided herein, Tris shall take delivery of binding Purchase Orders and (II) may continue selling inventory of Product in its possession (whether acquired pre-termination/expiration or post termination/expiration) for one (1) year from date of Termination, provided however, if this Agreement is terminated by Tris pursuant to Section 11.1, 11.2, or 11.3(b) or 11.3(d) there shall be no such one (1) year limitation. In the event this Agreement is terminated by Tris pursuant to Sections 11.1, 11.2, 11.3(b) or 11.3(d) at Tris’ option (i) it may return some or all Product in its possession for a full refund; and/or (ii) take delivery of some or all Product previously ordered or subject to binding portions of Forecasts and/or cancel some or all of such orders or portions of binding Forecasts. In the event this Agreement is terminated by IPC pursuant to Sections 11.1 or 11.2, or 11.3(d), at IPC’s option, it may order Tris to destroy, or return to IPC, all or part of the remaining inventory of Product under the control or in the possession of Tris, at the sole cost and expense of IPC, provided that IPC advances to Tris any potential service level or non-supply penalties or damages and reimburses Tris for amounts paid for unsold Products.

                          11.5    Surviving Terms. The provisions of this Agreement which by their terms are to be performed or complied with subsequent to the termination or expiration of this Agreement shall survive such termination or expiration and shall continue in full force and effect in accordance with their respective terms. For the avoidance of doubt, in addition to the foregoing, Articles 1 (and other definitions in the Agreement, in each case to the extent definitions are used in the other surviving provisions), 2.1 (pertaining to sublicences), 4.9, 8, 10, 11, 12, 13 and 14 shall survive such termination or expiration and shall continue in full force and effect in accordance with their respective terms.

ARTICLE 12  – CONFIDENTIALITY

12.1 Definition of Confidential Information. The term “Confidential Information” includes all information treated by the disclosing Party as confidential or proprietary, including but not limited to, any formulae, methods, techniques, processes, work papers, concepts, strategies, components, programs, reports, studies, memoranda, correspondence, materials, manuals, records, technology, products, plans, research, service, design information, documentation, policies, pricing, billing, customer lists and leads, and any other data, information and know-how, technical or non-technical, whether written, graphic, computer-generated which relate to the disclosing Party’s products or customers or potential customers or are otherwise useful in the disclosing Party’s business, and which the disclosing Party desires to maintain confidential. Confidential Information includes any copies thereof. Confidential Information will be entitled to protection hereunder whether or not such information is oral or written, whether or not such information is identified as such by an appropriate stamp or marking on each document.

12.2 Confidentiality. Each Party shall maintain all Confidential Information under the strictest possible terms and shall only use such Confidential Information in furtherance of this Agreement. Both Parties agree that any of its officers, employees or agents provided or given access to the other Party’s Confidential Information shall be bound by confidentiality obligations essentially the same as those set forth herein and that it shall be fully responsible for the performance of the obligations under this Section 12.2 by each such officer, employee and agent. The foregoing obligations of confidentiality and use restrictions shall not apply, however, to the extent that such Confidential Information:

(a) was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(d) was disclosed to the receiving Party or its Affiliate by a Third Party who has a legal right to make such disclosure and who did not obtain such information directly or indirectly from the other Party; or

(e) was independently discovered or developed by the receiving Party or its Affiliate without access to or aid, application or use of the other Party’s Confidential Information, as evidenced by a contemporaneous writing.

12.3 Authorized Disclosure. Notwithstanding the obligations set forth in Section 12.2, a Party may disclose the other Party’s Confidential Information and the terms of this Agreement to the extent:

(a) such disclosure is reasonably necessary to its employees, agents, consultants, contractors, officers, licensees or sublicensees on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the Party disclosing is bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement; or

(b) such disclosure is reasonably necessary to comply with Applicable Laws, including regulations promulgated by the U.S. Securities and Exchange Commission, applicable stock exchanges, court order, administrative subpoena or order; provided that the Party subject to such Applicable Laws shall promptly notify the other Party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order preventing or limiting the required disclosure.

(c) Prior Confidentiality Agreement. Nothing herein shall relieve any Party of any breach of that certain Confidentiality Agreement, dated as of March 6, 2017 (the “Prior Confidentiality Agreement”), by and between the Parties with respect to the information disclosed between the Parties prior to the date hereof, provided any information disclosed under such agreement shall also be deemed disclosed under this Agreement and such agreement shall not apply to any information disclosed after the date hereof, which disclosure shall be governed by this Agreement.

ARTICLE 13– DISPUTE RESOLUTION

13.1 IPC and Tris agree to use good faith efforts to resolve any and all disputes (“Dispute”) arising out of or relating to this Agreement. If after forty five (45) days following receipt of notice by one Party from the other of a dispute under this Agreement, the Parties are unable to resolve the dispute, then the matter shall by fully and finally resolved by arbitration. A Party that desires to arbitrate a dispute shall serve a written notice upon another requesting arbitration of a dispute pursuant to this Section 13.1. Any such arbitration shall be submitted to final and binding arbitration under the then current commercial arbitration rules of the American Arbitration Association (the “AAA”) in accordance with this Section 13.1. The place of arbitration of any dispute shall be State of New Jersey. Such arbitration shall be conducted by one (1) arbitrator mutually agreed to by the Parties, but if such agreement cannot be reached within ten (10) days of the commencement of the arbitration, then an arbitrator shall be appointed by the AAA. The arbitrator shall be a retired judge, or attorney with no less than 10 years of relevant experience in the pharmaceutical industry. The arbitration proceeding shall be held as soon as practicable but in any event within sixty (60) days of appointment of the arbitrator. Any award rendered by the arbitrators shall be final and binding upon the Parties. Judgment upon any award rendered may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The arbitrator shall render a formal, binding, non-appealable resolution and award, along with a written opinion not to exceed twenty (20) pages which reasonable explains the ruling, as expeditiously as possible, but not more than forty-five (45) days after the hearing. Each Party shall pay its own expenses of arbitration, and the expenses of the arbitrator shall be equally shared between the Parties unless the arbitrator assesses as part of the award all or any part of the arbitration expenses of a Party (including reasonable attorneys’ fees) against the other Party. A Party may make application to the arbitrator for the award and recovery of its fees and expenses (including reasonable attorneys’ fees). This Section 13.1 shall not prohibit a Party from seeking injunctive relief from a court located in the State of New Jersey in the event of a breach or prospective breach of this Agreement by any other Party which would cause irreparable harm to the first Party.

ARTICLE 14– MISCELLANEOUS

14.1 Force Majeure. Except as provided in Section 3.10, neither Party shall be responsible or liable to the other Party as a result of, any failure to perform any of its obligations hereunder, if such failure results from wars, riots, disease, an act of God, civil commotion, fire, failure of public utilities or any other circumstances similar to the foregoing whether or not similar to the above causes and whether or not foreseeable (a “Force Majeure Event”). The affected Party shall use Commercially Reasonable Efforts to avoid or remove any such causes and shall resume performance under this Agreement as soon as practicable whenever such cause is removed; provided, however, that the foregoing shall not be construed to require either Party to settle any Third Party dispute, to commence, continue or settle any litigation, or to incur any unusual or extraordinary expenses. If a Party is affected by a Force Majeure Event for more than ninety (90) days which impacts its performance under this Agreement the other Party may terminate this Agreement effective upon written notice to the affected Party.

14.2 Amendments. No waiver, amendment or modification of the terms of this Agreement shall be binding on either Party unless reduced to writing and signed by both Parties.

14.3 No Waiver. The failure of either Party to enforce any provision of this Agreement at any time or for any period of time shall not be construed to be a waiver of any right of either Party hereunder nor to prevent the subsequent enforcement thereof or of any other provision hereof in accordance with its terms.

14.4 Entire Agreement. This Agreement, including the Appendixes and Exhibits hereto which are hereby incorporated herein at each point of reference thereto, constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior contracts, Agreements and understandings related to the same subject matter between the Parties (except for the Prior Confidentiality Agreement which shall be governed as provided in Section 12.3(c)). For the avoidance of doubt, this Agreement and any other agreement between the Parties or any of their Affiliates related to any product other than the Product are independent agreements. For the avoidance of doubt, a breach of any provision of any other such other agreement shall not be a breach of this Agreement. This Agreement shall govern and control to the extent of any conflict between the terms of this Agreement and terms in any of the Appendixes or Exhibit hereto, or Purchase Orders issued hereunder.

14.5 Assignment.

(a) Neither this Agreement nor any or all of the rights or obligations of either Party hereunder shall be assigned, delegated, sold, transferred, sublicensed or otherwise disposed of or encumbered, by operation of law or otherwise, to any Third Party without the prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, of the other except as otherwise provided in this Agreement and as permitted in the immediately following sentence. Subject to Section 11.3(d), this Agreement may be assigned by either Party in connection with the transfer (by sale, merger or otherwise) of its line of business to which this Agreement relates. Any attempted assignment, delegation, sale, transfer, sublicense or other disposition, by operation of law or otherwise, of this Agreement or any rights or obligations hereunder by or on behalf of either Party contrary to this Section 14.5(a) shall be a material breach of this Agreement and shall be void and without force or effect. Notwithstanding the foregoing, or anything to the contrary contained in this Agreement, nothing contained in this Agreement shall prohibit or restrict a Party’s ability to collaterally assign this Agreement to a bank or other financial institution, and such bank’s or financial institution’s exercise of its rights in conjunction therewith.

(b) Any assignment, sublicense or other transfer permitted by this Section 14.5 shall not operate to release such Party from its responsibilities under this Agreement.

14.6 Severability. If any provision of this Agreement, under any set of circumstances, whether or not foreseeable by the Parties, is hereafter held to be invalid, illegal or unenforceable in its present form and scope in any jurisdiction or proceeding, the remaining provisions of this Agreement shall continue to be given full force and effect, without regard to the invalid, illegal or unenforceable provision in such jurisdiction or proceeding, and shall be liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible, and such holding shall not affect the validity, legality or enforceability of this Agreement in its entirety in any other jurisdiction or proceeding. Furthermore, if any of the provisions of this Agreement are held to be unenforceable in any jurisdiction or proceeding because of their duration or scope, the Parties agree that the court, or other authority making such determination shall have the power, and is hereby directed, to reduce or alter the duration and/or scope of such provision so that, in its reduced form, the provision is enforceable and effective as nearly as possible for the purposes expressed in this Agreement. To the extent permitted by applicable law, IPC and Tris hereby waive any provision of law that would render any provision hereof prohibited or unenforceable in any respect.

14.7 Choice of Law/Jurisdiction/Venue. This Agreement shall be interpreted, construed and enforced in accordance with the substantive laws of the State of New Jersey, as applied to agreements performed wholly within State of New Jersey, without reference to choice of law principles. Any dispute or proceeding not subject to arbitration (such as a request for injunctive relief as provided in Section 13.1) shall be adjudicated exclusively in courts located in the State of New Jersey and each Party agrees to submit to the personal jurisdiction of such courts, and not to assert in any suit, action or proceeding any claim that is not subject to the jurisdiction of any such court, that such suit action or proceeding is improper or is an inconvenient venue for such proceeding.

14.8 Each Party irrevocably consents to service of process in such dispute or proceeding to by written notice provided in Section 14.8 (other than by telefax). The Parties hereby exclude the United Nations Convention on Contracts for the International Sale of Goods from this Agreement.

14.9 Notices. Any notice to be given by either party shall be in writing and shall be deemed given when delivered personally, by postpaid registered, certified or Express mail, by UPS, DHL or Federal Express, overnight, second day or three day service, or by telefax to the parties at the following addresses:

If to Tris, to it at:

Tris Pharma Inc.
2033 US Rt 130
Monmouth Jn, New Jersey, 08852, USA
Attn: Ketan Mehta
Email: kmehta@trispharma.com
Tel.: +1-732-940-2800
Fax: +1-732-940-2855

If to IPC, to it at:

Intellipharmaceutics Corp,
30 Worcester Road,
Toronto, ON M9W 5X2, Canada
Attn: Dr. Amina Odidi
Email: aodidi@intellipharmaceutics.com
Tel.: Fax: +1 416-798-3007

14.10 Public Announcements. Neither Party will make any press release or other public disclosure regarding this Agreement or the transactions contemplated hereby without the other Party’s express prior written consent, such consent not to be unreasonably delayed, except as required under Applicable Law or by any governmental agency or as required in connection with the performance of this Agreement.

14.11 Counterparts. This Agreement may be executed in facsimile or email (pdf) counterparts each of which is hereby agreed to have the legal binding effect of an original signature.

Rest of page intentionally left blank. Signature page is on next page.

IN WITNESS WHEREOF, the Parties have caused this License and Commercial Supply Agreement to be executed by their respective duly authorized officers as of the date first above written.

TRIS PHARMA, INC.		INTELLIPHARMACEUTICS CORP

By:	/s/ Janet Penner	By:	/s/ Dr. Amina Odidi
Name:	Janet Penner	Name:	Dr. Amina Odidi
Title:	President, Generics	Title:	President & COO

EXHIBIT A

IPC ANDA GENERIC PRODUCT

Product / Form	Strength (mg) / Form	ANDA NO.	RLD
Quetiapne ER Tabs	50 mg, 150 mg, 200 mg, 300 mg & 400 mg	202939	Seroquel XR

EXHIBIT B

IPC PRODUCT TRANSFER PRICES (USD)

Product Strength	Pack Size (HDPE Bottles)	Transfer Price (USD)
Quetiapine ER – 50 mg	60	$ [*****]
Quetiapine ER – 150 mg	60	$ [*****]
Quetiapine ER – 200 mg	60	$ [*****]
Quetiapine ER – 300 mg	60	$ [*****]
Quetiapine ER – 400 mg	60	$ [*****]

EXHIBIT C

SUPPLIER QUALITY AGREEMENT

EXHIBIT D

PHARMACOVIGILANCE AGREEMENT

EXHIBIT E

INTERNATIONAL WIRE TRANSFER ADVICE